THE BERWYN FUNDS
[GRAPHIC OMITTED]	Berwyn Fund Berwyn Income Fund Berwyn Cornerstone Fund
Shareholder Services	www.theberwynfunds.com
(800) 992-6757

March 7, 2011

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Berwyn Funds
File No. 811-01963

Ladies and Gentlemen:

The Berwyn Funds (the  "Trust"),  in  accordance  with Rule 17g-1 under the Investment  Company Act of 1940 (the "1940 Act"),  hereby provides the following in connection with the Trust's fidelity bond:

1.  A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2. A copy of the resolutions  approving the Bond, which were adopted by the Board,  including  a majority of the  members  thereof  who are not  "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

Premiums have been paid through the policy period ending on March 1, 2012.

Please contact the  undersigned at  513-587-3406  if you have any questions concerning this filing.

Very truly yours,

Wade R. Bridge

Wade R. Bridge
Assistant Secretary

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